# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xtant Medical Holdings, Inc., CIK 0001453593
CUSIP: 98420P308
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 664 Cruiser Lane, Belgrade, Montana (MT), 59714
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001104659-25-036047
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St., 2nd Floor, New Canaan, Connecticut (CT), 06840, 203-308-4440

## Reporting persons
- Nantahala Capital Partners Limited Partnership (CIK 0001502725): type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 0; shared voting power 16,380,396; sole dispositive power 0; shared dispositive power 16,380,396; aggregate amount beneficially owned 16,380,396 (11.8% of the class)
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)
- Harkey Wilmot B. (CIK 0001775952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)
- Mack Daniel (CIK 0001775831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,394,000; sole dispositive power 0; shared dispositive power 68,394,000; aggregate amount beneficially owned 68,394,000 (49.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: Xtant Medical Holdings, Inc.
Address of issuer's principal executive offices: 664 Cruiser Lane, Belgrade, Montana (MT), 59714
Comment:
This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Partners Limited Partnership, a Massachusetts limited liability partnership ("NCP"), Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), and Messrs. Wilmot B. Harkey and Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons") on April 17, 2025 (the "Original Schedule 13D"), relating to Common Stock, par value $0.000001 per share (the "Common Stock"), of Xtant Medical Holdings, Inc. a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information reported in the Original Schedule 13D.

This Schedule 13D relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds, including NCP, and managed accounts (collectively, the "Nantahala Investors"). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the shares of Common Stock held by the Nantahala Investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by the addition of the following:

On August 1, 2025, the Board of Directors (the "Board") of the Issuer elected Abhinav (Abi) Jain, an Analyst at NCM, to the Board. Mr. Jain was appointed to serve as a member of the Compensation Committee and Nominating and Corporate Governance Committee of the Board. Mr. Jain's appointment was described further by the Issuer in a Form 8-K filed with the SEC on August 4, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See Items 11 and 13 of the cover pages.

The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons reported herein is based on 139,323,172 shares of Common Stock outstanding, as reported by the Issuer in a Final Prospectus filed with the SEC on May 20, 2025 pursuant to Rule 424(b)(3).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended by the addition of the following:

Other than the transactions reported herein, if applicable, no Reporting Person or Other Officer has effected any transactions in the Common Stock of the Issuer in the prior sixty days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is amended and restated as follows:

The Nantahala Investors hold the shares of Common Stock reported herein, including more than 5% of the outstanding shares of Common Stock beneficially owned by the Reporting Persons but held by Blackwell Partners LLC - Series A and Pinehurst Partners, L.P. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended by the addition of the following:

The disclosure set forth in Item 4 to this Amendment No. 1 is incorporated herein by reference.

## Signatures
- Nantahala Capital Partners Limited Partnership: /s/ Taki Vasilakis, Taki Vasilakis, Chief Compliance Officer (08/05/2025)
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis, Chief Compliance Officer (08/05/2025)
- Harkey Wilmot B.: /s/ Wilmot B. Harkey, Wilmot B. Harkey (08/05/2025)
- Mack Daniel: /s/ Daniel Mack, Daniel Mack (08/05/2025)